June 8, 2012

VIA EDGAR AND HAND DELIVERY Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-4631 Attention: Rufus Decker
RE:	ArcelorMittal
Form 20-F for the Year ended December 31, 2011
Filed February 22, 2012
Form 20-F/A for the Year ended December 31, 2011
Filed March 6, 2012
File No. 333-146371

Dear Mr. Decker:

By letter dated May 30, 2012, the staff of the Securities and Exchange Commission (the “Staff”) sent ArcelorMittal (“ArcelorMittal” or the “Company”) comments on its above-referenced Annual Report on Form 20-F (“Form 20-F”) and Annual Report on Form 20-F/A (“Form 20-F/A”).  This letter sets forth ArcelorMittal’s responses to the Staff’s comments.  The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments, the text of each of which we have incorporated into this response letter for convenience.

Form 20-F for the Year Ended December 31, 2011

 Item 5 – Operating and Financial Review and Prospects

 A. Operating Results

 Operating Income (Loss)

1.           We have reviewed your response to prior comment four from our letter dated May 3, 2012.  In future filings, please provide the tabular information and related footnotes you have provided in MD&A in order to provide readers with sufficient information to understand the differences between your total segment operating income and your consolidated operating income for each period presented.

The Company acknowledges the Staff’s comment and confirms that it will, in its discussion of operating income in the MD&A included in future filings, include tabular information and related footnotes to reconcile segment operating income with consolidated operating income.

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Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding this response letter to the undersigned (+33-1-4074-6924) or Monica Kays (+33-1-4074-6983).

Sincerely,

/s/ John D. Brinitzer

John D. Brinitzer

cc:	Simon Evans, Esq.
(ArcelorMittal)